EXHIBIT 12.1

Tommy Hilfiger Corporation

Ratio of Earnings to Fixed Charges

(000's, except for ratios)

	Fiscal Year Ended March 31,
	2005	2004	2003		2002	2001
		(a)	(a)		(a)	(a)
Earnings
Income before income taxes and change in accounting principle	89,585	169,742	(71,905)		155,322	171,158
Add fixed charges (as per below)	46,812	47,190	58,569		52,007	48,718

Adjusted Earnings	$136,397	$216,932	$(13,336)		$207,329	$219,876

Fixed Charges
Interest expense (b)	29,201	32,361	44,277		41,265	41,412
Interest portion of rent expense (c)	17,611	14,829	14,292		10,742	7,306

Total Fixed Charges	$46,812	$47,190	$58,569		$52,007	$48,718

Ratio of Earnings to Fixed Charges	2.91	4.60	(0.23	)(d)	3.99	4.51

(a)	As restated, see Note 2 to the consolidated financial statements.
(b)	Interest expense includes interest on long term debt, short term borrowings and amortization of capitalized loan costs.
(c)	One-third of all rent expense is deemed to be the interest portion.
(d)	In fiscal 2003, earnings were insufficient to cover fixed charges by $71,905.

TOMMY HILFIGER CORPORATION

Schedule II - Valuation and Qualifying Accounts

COL. A	COL. B	COL. C		COL. D		COL. E
		ADDITIONS
		(1)	(2)
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Cumulative Translation Adjustment	Balance at End of Period
Fiscal year ended March 31, 2005
Allowance for Doubtful Accounts(a)	2,330	603	8	262	97	2,777
Allowance for Returns	11,757	9,796	4,500	15,976	248	10,325
Tax Valuation Allowances	48,048	(16,187)	—	—	—	31,861

Fiscal year ended March 31, 2004
Allowance for Doubtful Accounts(a)	1,929	494	8	270	168	2,330
Allowance for Returns	22,777	3,284	3,998	18,806	504	11,757
Tax Valuation Allowances	48,014	34	—	—	—	48,048

Fiscal year ended March 31, 2003
Allowance for Doubtful Accounts(a)	2,373	(180)	—	584	320	1,929
Allowance for Returns	6,458	25,656	3,383	13,391	671	22,777
Tax Valuation Allowances	11,000	37,014	—	—	—	48,014

(a)	As restated, see Note 2 to the consolidated financial statements.